UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29489 / October 26, 2010

_____

In the Matter of	:
	:
RIEF RMP LLC	:
RENAISSANCE TECHNOLOGIES LLC	:
	:
800 Third Avenue	:
New York, NY 10022	:
	:
(813-00358)	:
	:

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ORDER UNDER SECTIONS 6(b) AND 6(e) OF THE INVESTMENT COMPANY ACT OF 1940

RIEF RMP LLC and Renaissance Technologies LLC ("RTC") filed an application on August 25, 2005, and amendments to the application on May 3, 2007, May 14, 2008, June 4, 2010, and October 21, 2010, requesting an order under sections 6(b) and 6(e) of the Investment Company Act of 1940 ("Act") granting an exemption from all provisions of the Act, except section 9 and sections 36 through 53, and the rules and regulations under the Act. With respect to sections 17 and 30 of the Act, and the rules and regulations thereunder, and rule 38a-1 under the Act, the exemption is limited as set forth in the application. The order exempts certain limited liability companies and other investment vehicles formed for the benefit of eligible employees of RTC and its affiliates from certain provisions of the Act. Each limited liability company and other investment vehicle will be an "employees' securities company" within the meaning of section 2(a)(13) of the Act.

On September 28, 2010, a notice of the filing of the application was issued (Investment Company Act Release No. 29446). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors.

Accordingly,

IT IS ORDERED, under sections 6(b) and 6(e) of the Act, that the exemption requested by RIEF RMP LLC and Renaissance Technologies LLC (File No. 813-00358), is granted, effective immediately, subject to the conditions in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary